

November 21, 2011

<u>Via Facsimile</u>
Jose Antonio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira de Distribuicao
Avenida Brigadeiro Luiz Antonio, 3, 142
01402-901 Sao Paulo, SP, Brazil

> **Re: Companhia Brasileira de Distribuicao**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed July 1, 2011**
> **File No. 001-14626**

Dear Mr. Antonio de Almeida Filippo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Fabiana Sakai
        Milbank, Tweed, Hadley & McCloy LLP (via facsimile)